82-4009
SUPPL

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100
S.E.C. FILED: FORM 20F
LISTED: S&P

02055453

TSX VENTURE: SHO
OTC - SHGPF

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, SEPTEMBER 17, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO) Sharpe Resources Corporation, (Sharpe, or the "Company") announced that on July 31, 2002, it signed a letter of intent to purchase 100% of the issued capital stock of Americare Inc. a private US based healthcare company ("Americare"). Due to changes in the terms of the transaction and the lack of specific achievements of certain acquisition objectives by the Seller, Sharpe has agreed to cease any further activities with regard to this transaction and will not pursue further due diligence. The Company regrets that it was unable to close this transaction at this time. In connection with this transaction, Sharpe has contacted the TSX Ventures exchange for reinstatement of trading of its common stock on the TSX.V as soon as possible.

Sharpe plans to remain in the oil and gas business. West Thrifty and Quita, the Company's 100% owned central Texas oil and gas projects, are currently producing approximately 50 BOPD. Recent developments indicate that the production rate will improve on the West Thrifty waterflood project as several wells within the field are responding with increased fluid flow and improved oil cuts. Sustainable improvements in the oil production rate will require the drilling of new offset wells in those areas where the increased production rate is occurring.

Sharpe is evaluating the oil and gas potential of the Barnett shale formation on its current property. The Barnett is approximately 150'- 200' in thickness and lies stratigraphically on top of the Ellenberger formation at a depth of between 2,400-2,600 feet within the project area. Recently, Barnett wells have been drilled to include Ellenberger well recompletions adjacent to Sharpe's property position that may indicate a "new" productive formation in this area of Texas. The Barnett is very productive northeast of this area within the Fort Worth basin where Devon Energy Corp. has a large active program that is currently producing approximately 425 MMcfpd from the Barnett shale. If feasible, the Company's initial program could include the recompletion of all or a portion of its 16 Ellenberger wells in the Barnett formation.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

dlw 10/30

SHARPE RESOURCES CORPORATION

Sharpe to Acquire a US Based Private Healthcare Company

C.U.S.I.P. # 82001L100
S.E.C. FILED: FORM 20F
LISTED: S&P

TSX VENTURE: SHO
OTC - SHGPF

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, AUGUST 2, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO) Sharpe Resources Corporation, (Sharpe, the "Company") is pleased to announce that on July 31, 2002 it signed a letter of intent to purchase 100% of the issued capital stock of Americare Inc. a private US based healthcare company ("Americare"). The purchase price is US$2.2 million or 2.2 million preferred shares of Sharpe payable on closing. The preferred shares bear an 8% cumulative dividend and are convertible at the holder's option for a period of three years on the basis of 1 preferred share for 27 Sharpe common shares. In addition, Sharpe has agreed to assist Americare with raising US$1.5 million over the next 12 months in addition to an initial payment of C$500,000 within 60 days of the closing of the transaction.

Americare, a Delaware corporation has interests in the rural and suburban nursing home and hospital business in the U.S. Upon completion of the transaction, Americare will become a wholly-owned subsidiary of Sharpe Resources Corp. Americare and its subsidiaries currently operate one facility in Mississippi and is engaged in the acquisition and long term leasing of nursing homes, hospitals, home health agencies and assisted living centers in the Southeastern US. Currently, the company is in discussion with groups for the acquisition and/or long term lease of three additional facilities that may close by year-end, 2002.

Sharpe's oil and gas interests will continue to reside within Sharpe's wholly-owned subsidiary Sharpe Energy Company.

The completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed at all. Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to this transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Sharpe Resources Corp. should be considered highly speculative. The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this release,

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks

detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF

Visit our website at http://www.sharpe-resources.com